UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C.  20549

                              FORM 12B-25

                      NOTIFICATION OF LATE FILING
                                                           SEC FILE NUMBER
                                                                0-9019

                                                            CUSIP  NUMBER
                                                             879905-40-4
(CHECK ONE): [X] Form 10-K  [ ] Form 11-K  [ ] Form 20-F
             [ ] Form 10-Q  [ ]Form N-SAR

             For Period Ended:   June 30, 1996

             [ ] Transition Report on Form 10-K
             [ ] Transition Report on Form 20-F
             [ ] Transition Report on Form 11-K
             [ ] Transition Report on Form 10-Q
             [ ] Transition Report on Form N-SAR

             For the Transition Period Ended:

READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE.
   NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                  VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Teletek, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

1771 E. Flamingo Road, Suite 111A
Address of Principal Executive Officer (Street and Number)

Las Vegas, Nevada  89119
City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)

If the subject report could to be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]  (b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

        The inability timely to obtain certain information required for the reporting of material financial information made the timely filing of the Company's Form 10-K impossible.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Thomas Mills                   702              734-4898
              (Name)                  (Area Code)     (Telephone Number)

(2)   Have   all  other  periodic  reports  required   under
      Section 13 or 15(d) of the Securities Exchange Act  of
      1934  or Section 30 of the Investment Company  Act  of
      1940  during  the  preceding  12 months  or  for  such
      shorter  period that  the registrant was  required  to
      file  such  report(s) been filed?   If  answer  is no,
      identify report(s).                                     [X] Yes [ ] No


(3)   Is  it  anticipated  that any  significant  change  in
      results  of  operations from the corresponding  period
      for  the  last  fiscal year will be reflected  by  the
      earnings  statements  to be included  in  the  subject
      report or portion thereof?                              [X] Yes [ ] No

      If   so,  attach  an  explanation  of  the  anticipated  change,  both
      narratively  and  quantitatively,  and,  if  appropriate,  state   the
      reasons why a reasonable estimate of the results cannot be made.

        The Company will report that net income for the year ended June 30, 1996, was approximately $2.1 million, compared to a net loss of approximately $275,361 for the fiscal year ended June 30, 1995.


                                Teletek, Inc.
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   September 30, 1996        By /s/ Thomas A. Mills
                                     Thomas A. Mills
                                     Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and tile of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                               ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                     VIOLATIONS (SEE 18 U.S.C. 1001).

                           GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The Form shall be clearly identified as an amendment notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Sec.
     232.201 or Sec. 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) or Regulation S-T (Sec. 232.13(b) of this chapter.